Exhibit 99.34

Titan Announces Appointment of New President;
Strengthening Leadership in Advancing the U.S. Domestic
Supply of Critical Materials

Vancouver, B.C., September 26, 2024 – Titan Mining Corporation (TSX:TI) (OTCQB:TIMCF) (“Titan” or the “Company”) announces the appointment of Rita Adiani as President of the Company.

Ms. Adiani has over 18 years of global experience in the mining industry, with a proven track record in capital markets, project development, and corporate leadership. She was previously Senior Vice President of Corporate Development at Arizona Sonoran Copper Company and has held senior roles at firms such as NRG Capital, La Mancha Resources and Societe Generale in London and Paris, respectively. She also served as Senior Adviser to International Battery Metals and has specific experience in the energy transition sector. Over her career, Ms. Adiani has been involved in raising over US$10 billion in public equity capital markets.

Don Taylor, Chief Executive Officer of Titan, commented, “We are pleased to have Rita join the Titan team. Ms. Adiani’s extensive experience in the mining sector, as well as global capital markets, positions her to play an instrumental role in unlocking the graphite potential at Empire State Mines (“ESM”). Currently there are no stable, secure, domestic suppliers of natural flake graphite in the United States. Titan’s Kilbourne graphite project has near surface potential with a substantial portion of the targeted resource on fully permitted land, and we believe ESM could be a key player in the securing a stable supply of critical materials.”

A graduate of the University of Oxford and the University of Sheffield, Ms. Adiani is a qualified solicitor of the Supreme Court of England & Wales (non-practicing), with additional qualifications in ESG investing and Mining Engineering.

Ms. Adiani will be starting in her new role as President of the Company in mid-October 2024.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. The Company is focused on value creation and operating excellence, with a strong commitment to developing critical mineral assets that enhance the security of the U.S. supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including Ms. Adiani’s extensive experience in the mining sector, as well as global capital markets, positions her to play an instrumental role in unlocking the graphite potential at ESM; we believe ESM could be a key player in the securing a stable supply of critical materials; Ms. Adiani’s expected start-date with the Company; the Company has continued to mine and stockpile ore underground which the Company anticipates will enable the Company to meet its annual production guidance for the year. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the graphite potential at ESM; the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.